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                                                                    EXHIBIT 99.1

PRESS RELEASE

TRIPLE P REPORTS RESULTS OF OPERATIONS FOR THIRD QUARTER 2003

        -  TRIPLE P PROFITABLE IN THIRD QUARTER 2003;
        - NET REVENUES IN TRADITIONALLY WEAKER THIRD QUARTER 4% ABOVE NET REVENUES IN SECOND QUARTER 2003;
        -  ALL MANAGEMENT ATTENTION FOCUSED ON FURTHER GROWTH OF NET REVENUES.

November 7, 2003 - Vianen, The Netherlands. Triple P N.V. (Nasdaq SCM: TPPP) announced today that it closed the third quarter of 2003 with net income of EURO27,000 as determined in accordance with United States generally accepted accounting principles ("US GAAP").

In accordance with USGAAP, the operating expenses for the third quarter of 2003 include current personnel expenses of EURO375,000 related to employees that were notified in the second quarter that their employee contract would be terminated before the end of the year. Excluding these expenses, adjusted net income for the third quarter of 2003 was EURO402,000.

Net revenues in the traditionally weaker third quarter were EURO18.3 million, 4% above net revenues in the second quarter of 2003.

"Although net revenues are 15.9% below last year, we are hopeful that sales growth could return in future periods," says CEO, Mr. H. Crijns. "We will continue to focus attention on further sales growth, efficiency improvement and further cost reduction so that we are well positioned to take advantage of any favorable market conditions that may emerge."

As a result of cost reduction measures, operating expenses for the third quarter of 2003 decreased by 17,7% compared to the third quarter of 2002. In the third quarter, Triple P's workforce decreased from 373 to 353 employees (FTE's).

"The implementation of our second quarter 2003 restructuring plan is on schedule and is expected to be finished before year end 2003. The impact of the restructuring on operating expenses will be fully visible as of the first quarter of 2004," says Mr. Crijns.

Triple P believes that market conditions in 2003 will continue to be difficult. The difficult and uncertain economic climate generally and the continued instability in the ICT market in particular are such that the Company is not providing any specific guidance as to future results for the fiscal year 2003.
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                           ---------------------------

TRIPLE P (NASDAQ SCM: TPPP) DESIGNS, SUPPLIES, BUILDS AND MANAGES ICT-SOLUTIONS THAT IN AN EFFICIENT WAY CONTRIBUTE TO YOUR COMPANY'S RESULTS. THE THREE P'S - PEOPLE PERFORMANCE AND PARTNERSHIP - ARE THE BASIS FOR LONG-LASTING AND SUCCESSFUL RELATIONSHIPS WITH OUR CUSTOMERS.

THIS RELEASE CONTAINS A NUMBER OF FORWARD-LOOKING STATEMENTS BASED ON CURRENT EXPECTATIONS. ACTUAL RESULTS MAY DIFFER MATERIALLY DUE TO A NUMBER OF FACTORS WHICH INCLUDE, BUT ARE NOT LIMITED TO: OVERALL ICT- SPENDING AND DEMAND FOR ICT SERVICES IN THE NETHERLANDS; THE TIMING OF SIGNIFICANT ORDERS; THE ABILITY TO HIRE, TRAIN AND RETAIN QUALIFIED PERSONNEL AND FIERCE COMPETITION. FOR A MORE THOROUGH DISCUSSION OF THESE RISKS AND UNCERTAINTIES, SEE THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, PARTICULARLY ITS MOST RECENT ANNUAL REPORT ON FORM 20-F.
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                                  TRIPLE P N.V.
                           CONSOLIDATED BALANCE SHEETS
          (in thousands, except number of shares and per share amounts)


                                                                   DECEMBER 31,    SEPTEMBER 30,
                                                                       2002             2003
                                                                  ---------------  ---------------
                                                                       EUR              EUR
                                                                                    (UNAUDITED)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents...........................                       4,207              626
Restricted cash.....................................                          59               12
Accounts receivable.................................                      12,090           11,440
Inventories.........................................                       3,136            2,421
Prepaid expenses and other current assets...........                       1,870            2,332
                                                                  --------------   --------------
TOTAL CURRENT ASSETS................................                      21,362           16,831

NON-CURRENT ASSETS:
Property and equipment, at cost.....................                       3,999            2,891
Less: accumulated depreciation and amortization.....                       2,375            1,521
                                                                  --------------   --------------
Net property and equipment..........................                       1,624            1,370
                                                                  --------------   --------------
TOTAL NON-CURRENT ASSETS............................                       1,624            1,370
                                                                  --------------   --------------
TOTAL ASSETS........................................                      22,986           18,201
                                                                  ==============   ==============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term part of long-term liabilities............                         470              208
Accounts payable....................................                       8,444            6,127
Accrued liabilities.................................                       5,213            4,485
Customer deposits...................................                         665              489
Deferred revenue....................................                       3,981            4,325
Restructuring reserve...............................                         715              612
                                                                  --------------  ---------------
TOTAL CURRENT LIABILITIES...........................                      19,488           16,246

LONG-TERM LIABILITIES:
Pension obligations.................................                         259                -
Other long-term liabilities.........................                         725              402
                                                                  --------------  ---------------
TOTAL LONG-TERM LIABILITIES.........................                         984              402
                                                                  --------------  ---------------
TOTAL LIABILITIES...................................                      20,472           16,648

SHAREHOLDERS' EQUITY:
Common Shares, EUR 0.04 par value per share
  Authorised - 43,750,000 shares
  Outstanding - 30,469,345 shares...................                       1,219            1,219
Additional paid-in capital .........................                      53,293           53,293
Accumulated deficit.................................                    (51,998)         (52,959)
                                                                  --------------  ---------------
TOTAL SHAREHOLDERS' EQUITY..........................                       2,514            1,553
                                                                  --------------  ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........                      22,986           18,201
                                                                  ==============  ===============

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                                  TRIPLE P N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (in thousands, except number of shares and per share amounts)


                                                       THREE MONTHS ENDED            NINE MONTHS ENDED
                                                          SEPTEMBER 30                 SEPTEMBER 30
                                                     2002            2003           2002            2003
                                                  ------------   -------------   ------------    ------------
                                                      EUR            EUR             EUR             EUR
                                                  (UNAUDITED)     (UNAUDITED)    (UNAUDITED)     (UNAUDITED)

Net revenues.................................          21,807          18,337         68,813          56,815
Cost of revenues.............................          17,806          15,164         56,534          46,869
                                                  -----------   -------------   ------------    ------------
GROSS PROFIT.................................           4,001           3,173         12,279           9,946

Sales and marketing expense..................           2,532           2,154          7,373           6,548
General and administrative expense...........           1,255             964          3,798           2,977
Restructuring charge                                        -               -              -           1,281
                                                  -----------   -------------   ------------    ------------
Total operating expenses.....................           3,787           3,118         11,171          10,826

OPERATING INCOME (LOSS)                                   214              55          1,108           (880)

Interest income (expense) ...................           (126)            (27)          (318)            (98)
Other, net...................................            (39)             (1)           (92)              18
                                                  -----------   -------------   ------------    ------------
Total other income (expense), net............           (165)            (28)          (410)            (80)

                                                  -----------   -------------   ------------    ------------
NET INCOME (LOSS) ...........................              49              27            698           (960)
                                                  ===========   =============   ============    ============

NET INCOME PER SHARE:
Basic........................................            0,00            0,00           0,02          (0,03)
Diluted......................................            0,00            0,00           0,02          (0,03)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic........................................          30,469          30,469         30,469          30,469
Diluted......................................          30,469          30,469         30,469          30,469